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                                                                    Exhibit 99.6


                                                   Exhibit 3.6 to Decl. of Trust

                                    GMO TRUST

                      Plan pursuant to Rule 18f-3 under the
                         Investment Company Act of 1940

                             Effective June 1, 1996
                     As Amended and Restated March 12, 2001

         This Plan (the "Plan") is adopted by GMO Trust (the "Trust") pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the "Act") and sets forth the general characteristics of, and the general conditions under which the Trust may offer, multiple classes of shares of its now existing and hereafter created portfolios ("Funds"). This Plan may be revised or amended from time to time as provided below.

CLASS DESIGNATIONS

         Each Fund of the Trust may from time to time issue one or more of the following classes of shares: Class I Shares, Class II Shares, Class III Shares, Class IV Shares, Class V Shares, Class VI Shares, Class VII Shares, Class VIII Shares and Class M Shares. Each of the classes of shares of any Fund will represent interests in the same portfolio of investments and, except as described herein, shall have the same rights and obligations as each other class. Each class shall be subject to such investment minimums and other conditions of eligibility as are set forth in the Trust's prospectus or statement of additional information as from time to time in effect (the "Prospectus"). The Trust may determine to modify such investment minimums from time to time as set forth in the Prospectus from time to time.

CLASS ELIGIBILITY

Class I, Class II and Class III Shares:

With certain exceptions described below, eligibility for Class I, Class II and Class III Shares depends on a client's "TOTAL INVESTMENT" with GMO.

         Determination of Total Investments: A client's Total Investment will be determined by GMO (i) at the time of the client's initial investment, (ii) at the close of business on the last business day of each business quarter, or
(iii) on such other dates as may be determined by GMO (each a "Determination Date"). Subject to as provided below, a client's Total Investment as of any Determination Date will equal the market value of assets managed by GMO and its affiliates for the client (whether in a pooled vehicle or otherwise) as of such Determination Date. Assets invested in the Pelican Fund will not be considered when determining a client's Total Investment.
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         For Clients establishing a relationship with GMO on or after June 1,
1996: A client's Total Investment will be determined by GMO at the Determination Date.

         For Clients with Accounts as of May 31, 1996: Any client of GMO whose Total Investment as of May 31, 1996 was equal to or greater than $7 million will remain eligible for Class III Shares indefinitely, provided that such client does not make a withdrawal or redemption that causes the client's Total Investment to fall below $7 million. Any client whose Total Investment as of May 31, 1996 was less than $7 million, but greater than $0, will convert to Class II Shares on July 31, 1997 or such later date as may be determined by the Manager. For clients with GMO accounts as of May 31, 1996, their initial Total Investment will equal the market value of all of their GMO investments as of the close of business on May 31, 1996 and will subsequently be calculated as described in the preceding section.

Class IV, Class V, Class VI, Class VII and Class VIII Shares:

         Eligibility for Class IV, Class V, Class VI, Class VII and Class VIII Shares is dependent upon the client meeting either (i) a minimum "TOTAL FUND INVESTMENT" requirement, which includes only a client's total investment in the particular Fund, or (ii) a minimum "Total Investment" requirement, calculated as described above for Class I, Class II and Class III Shares.

         The Manager will make all determinations as to aggregation of client accounts for purposes of determining eligibility.

Class M Shares:

         Investors purchasing through third party intermediaries will be eligible to purchase Class M Shares.

CLASS CHARACTERISTICS

Class I, Class II, Class III, Class IV, Class V, Class VI, Class VII and Class VIII Shares:

         The sole difference among the various classes of shares is the level of shareholder service fee ("Shareholder Service Fee") borne by the class for client and shareholder service, reporting and other support provided to such class by GMO.

         The multiple class structure reflects the fact that, as the size of the client relationship increases, the cost to service that relationship is expected to decrease as a percentage of the account. Thus, the Shareholder Service Fee is lower for classes for which eligibility criteria generally require greater assets under GMO's management.

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         Certain Funds are subject to either an initial purchase premium, a redemption fee, or both. The initial purchase premium and redemption fee, if any, may, in some limited cases, be subject to reduction or waiver if the Adviser determines that there are minimal brokerage and/or transaction costs incurred as a result of the purchase or redemption, as set forth in the Prospectus in effect from time to time.(1)

Class M:

         Class M Shares are subject to a Rule 12b-1 fee not to exceed 1.00%, and an administration fee. Up to 0.25% of the Rule 12b-1 fee may be paid by the Fund's distributor to third parties in connection with services primarily intended to result in the sale of Class M Shares and/or certain other services to Class M Shares. A portion of the administration fee may be paid by GMO to third parties for providing record keeping and other services to the Class M Shares.

ALLOCATIONS TO EACH CLASS

         EXPENSE ALLOCATIONS

         Shareholder Service Fees payable by the Trust to the shareholder servicer of the Trust's shares (the "Shareholder Servicer") shall be allocated, to the extent practicable, on a class-by- class basis, excluding Class M Shares, which pay no Shareholder Service Fees. In addition, all Rule 12b-1 fees and administration fees payable by the Trust in respect of its Class M Shares shall be allocated exclusively to Class M Shares. Subject to the approval of the Trust's Board of Trustees, including a majority of the independent Trustees, the following "Class Expenses" may (if such expense is properly assessable at the class level) in the future be allocated on a class-by- class basis: (a) transfer agency costs attributable to each class, (b) printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses and proxy statements to current shareholders of a specific Class,
(c) SEC registration fees incurred with respect to a specific class, (d) blue sky and foreign registration fees and expenses incurred with respect to a specific class, (e) the expenses of personnel and services required to support shareholders of a specific class (including, but not limited to, maintaining telephone lines and personnel to answer shareholder inquiries about their accounts or about the Trust), (f) litigation and other legal expenses relating to a specific class of shares, (g) Trustees' fees or expenses incurred as a result of issues relating to a specific class of shares, (h) accounting and consulting expenses relating to a specific class of shares, (i) any fees


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         (1) All purchase premiums are paid to and retained by the relevant Fund and are intended to cover the brokerage and other costs associated with putting an investment to work in the relevant markets. All redemption fees are paid to and retained by the relevant Fund and are designed to allocate transaction costs caused by shareholder activity to the shareholder generating the activity.

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imposed pursuant to a non-Rule 12b-1 shareholder service plan that relate to a specific class of shares, and (j) any additional expenses, not including advisory or custodial fees or other expenses related to the management of the Trust's assets, if these expenses are actually incurred in a different amount with respect to a class, or if services are provided with respect to a class, or if services are provided with respect to a class that are of a different kind or to a different degree than with respect to one or more other classes.

         All expenses not now or hereafter designated as Class Expenses ("Fund Expenses") will be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the relevant Fund.

         However, notwithstanding the above, a Fund may allocate all expenses other than Class Expenses on the basis of any methodology permitted by Rule 18f-3(c) under the Act, provided, however, that until such time as this Plan is amended with respect to the Fund's allocation methodology, the Fund will allocate all expenses other than Class Expenses on the basis of relative net assets.

         WAIVERS AND REIMBURSEMENTS

         The Adviser, the Shareholder Servicer, the Funds' distributor and the Funds' administrator may choose to waive or reimburse Shareholder Service Fees, Rule 12b-1 Fees, administration fees, or any other Class Expenses on a voluntary or temporary basis.

         INCOME, GAINS AND LOSSES

         Income and realized and unrealized capital gains and losses shall be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the relevant Fund.

         Each Fund may allocate income and realized and unrealized capital gains and losses to each share based on any methodology permitted by Rule 18f-3(c)(2) under the Act, consistent with the provisions set forth in "Expense Allocations" above.

CONVERSION AND EXCHANGE FEATURES

         For all Classes except Class M, on each Determination Date the value of each client's Total Investment and Total Fund Investment with GMO will be determined. Based on that determination, each client's shares of each Fund will be automatically converted to the class of shares of such Fund which is then being offered with the lowest Shareholder Service Fee for which the client is eligible based on the amount of their Total Investment or Total Fund Investment, as the case may be, on the Determination Date. The conversion will occur within 15 business days following the Determination Date. Notwithstanding the foregoing, there will be no automatic conversion from a class of shares with a lower Shareholder Service Fee to a

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class of shares with a higher Shareholder Service Fee unless appropriate disclosure regarding the higher Shareholder Service Fee has been given to the affected client(s) in the Prospectus or otherwise. Clients holding Class M Shares are not currently eligible to convert their Class M Shares to any other class of shares offered by the Trust.

         Shares of one class will always convert into shares of another class on the basis of the relative net asset value of the two classes, without the imposition of any sales load, fee or other charge. The conversion of a client's investment from one class of shares to another is not a taxable event, and will not result in the realization of gain or loss that may exist in Fund shares held by the client. The client's tax basis in the new class of shares will equal their basis in the old class before conversion. The conversion of shares from one class to another class of shares may be suspended if the opinion of counsel obtained by the Trust that the conversion does not constitute a taxable event under current federal income tax law is no longer available.

         Certain special rules will be applied by the Manager with respect to clients for whom GMO managed assets prior to the creation of multiple classes on May 31, 1996. Clients whose Total Investment as of May 31, 1996 is equal to $7 million or more will be eligible to remain invested in Class III Shares indefinitely (irrespective of whether the Fund has a higher investment minimum), provided that such client does not make a withdrawal or redemption that causes the client's Total Investment to fall below $7 million. Clients whose Total Investment as of May 31, 1996 is less than $7 million but greater than $0 will be eligible to invest in or convert to Class II Shares indefinitely (irrespective of whether the Fund has a higher investment minimum). Notwithstanding the foregoing special rules applicable to clients owning shares of the Funds on May 31, 1996, such clients shall always be eligible to remain in and/or be converted to any class of shares of the relevant Fund with a lower Shareholder Service Fee which the client would be eligible to purchase pursuant to the eligibility requirements set forth elsewhere in this Plan or in the Prospectus.

         Notwithstanding anything to the contrary in this Plan, pursuant to
Article VI, Section 3 of the Trust's Amended and Restated Agreement and Declaration of Trust, the Trust has the right to redeem unilaterally any shareholder of any Fund if at such time such shareholder owns shares of any Fund or class thereof "having an aggregate net asset value of less than an amount determined from time to time by the Trustees."

DIVIDENDS

         Dividends paid by the Trust with respect to its Class I, Class II, Class III, Class IV, Class V, Class VI, Class VII, Class VIII Shares and Class M Shares, to the extent any dividends are paid, will be calculated in the same manner, at the same time and will be in the same amount, except that any Shareholder Service Fee, Rule 12b-1 Fee or administration fee payments relating to a class of shares will be borne exclusively by that class and, if applicable, Class Expenses relating to a class shall be borne exclusively by that class.


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VOTING RIGHTS

         Each share of the Trust entitles the shareholder of record to one vote. Each class of shares of the Trust will vote separately as a class on matters for which class voting is required under applicable law.

AMENDMENTS

         The Plan may be amended from time to time in accordance with the provisions and requirements of Rule 18f-3 under the Act.



Adopted this ____ day of ___________, 2001


By:________________________
         Name:
         Title:

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